

Mail Stop 4720

July 3, 2016

Eric A. Rose, M.D.
Chairman and Chief Executive Officer
SIGA Technologies, Inc.
660 Madison Avenue, Suite 1700
New York, NY 10065

> **Re:** **SIGA Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2016**
> **File No. 333-211866**

Dear Dr. Rose:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise to prominently highlight the current size of the PharmAthene Judgment and the time frame in which you must satisfy this obligation per your court confirmed Chapter 11 bankruptcy plan.

2. Revise to highlight your disclosure on pages 6 and 34 that: "Neither the rights offering nor the Debt Issuance will be consummated unless the Company determines in its sole discretion that, upon consummation of both the rights offering and the Debt Issuance (or through some other source of financing), the Company will have sufficient cash to fully pay the PharmAthene Judgment." Also clarify whether management can waive this condition.

3.   Revise to prominently highlight the disclosure at the bottom of page 14 concerning potential total loss of investment, including cancellation of (i) all shares that stockholders currently own and, if applicable, (ii) all shares issued in this subscription offering.

4.   We refer to your representation in the third paragraph that it is your "current intention" to terminate the rights offering if your stockholders do not subscribe for a specified minimum number of shares. We also refer to your disclosure on page 36 that the offering is subject to the condition that stockholders subscribe for no less than a specified aggregate dollar amount of new stock. Please provide an analysis explaining whether these representations comply with Rule 10b-9 given that your disclosure on page 36 indicates that you can unilaterally waive the specified aggregate dollar amount condition or proceed with the offering notwithstanding failure to satisfy that condition.

5.   Please revise to highlight the escrow arrangements and their effect on investors. Refer to Regulation S-K, Item 501(b)(8)(iii). In your discussion, clearly state whether subscriptions held in escrow could be used to satisfy the PharmAthene Judgment.

About this Prospectus, page 4

6.   You may not disclaim responsibility for the accuracy of the disclosures contained in your prospectus. Accordingly, please revise to remove the first clause in the fourth sentence under this heading. Similarly, revise the third sentence under the next heading on page 4 concerning modifications or revisions of forward-looking statements.

Cautionary Note Regarding Forward-Looking Statements, page 4

7.   Please revise to remove your disclosure concerning the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Refer to Section 27A(b)(1)(C) of the Securities Act.

Prospectus Summary

8.   We refer to your disclosure in the third bullet point on page 44. Please add disclosure to the Summary highlighting, if true, that the rights offering could close even if you elect to satisfy the PharmAthene Judgment by: (i) by delivery to PharmAthene of 100% of newly-issued your stock, with all existing shares of the Company's common stock being cancelled with no distribution to existing stockholders, or (ii) such other treatment as is mutually agreed upon by the Company and PharmAthene. With reference to Section 4.3(b)(i) of the Bankruptcy Plan, disclose when you must notify PharmAthene of your election and update future amendments, as applicable, to identify the chosen alternative.

9.   Please revise the Summary to describe briefly the PharmAthene Litigation, the Chapter 11 Case, and your Plan of Reorganization.

10.   We note your disclosure on pages 13 and F-26. Please expand your disclosure to highlight your independent registered public accounting firm's doubt about your ability to continue as a going concern and the size of your net capital deficiency as of the most recently completed fiscal quarter.

Conditionality of Completion of Rights Offering Upon Simultaneous Closing of a Debt Issuance, page 6

11.   Please expand your disclosure to provide a brief summary of the material terms of the debt issuance.

12.   In light of your disclosure on page 36 indicating that you may waive unilaterally the condition or proceed with the offering even if the Debt Issuance were not satisfied, please tell us your basis for characterizing and highlighting the Debt Issuance as a condition to closing.

Use of Proceeds, page 31

13.   Please revise your disclosure to state the approximate amount intended to be used for each stated purpose. Given the size of the PharmAthene Judgment relative to the maximum offering size, please state the amounts and sources of such other funds needed for each specified purpose and the sources thereof. Refer to Item 504 of Regulation S-K.

Determination of Offering Price, page 31

14.   We note your statement that the prices at which the shares of common stock may actually be sold will be determined by the prevailing public market price for shares of your common stock. This disclosure is inconsistent with your disclosure elsewhere in the prospectus that the purchase price of your shares will be fixed. Please revise your disclosure to reconcile these statements.

Capitalization, page 32

15.   Given that presumably a significant amount of the proceeds from your rights offering and the associated debt issuance will be used to fund your obligation under the PharmAthene judgment, please revise the transactions for which pro forma effect is given to include the payment of this obligation as it relates to the amount of pro forma cash you will have.

Simultaneous Debt Issuance, page 34

16.   Please revise to identify the debt holder and file the debt agreement as an exhibit to the registration statement.

Expiration of the Rights Offering; Extensions and Amendments, page 35

17.   Please provide us an analysis explaining how your ability to extend the rights offering for an unspecified duration complies with Exchange Act Rule 10b-9.

Over-Subscription Privilege, page 35

18.   We note your reference here and elsewhere in the prospectus that the over-subscription privilege is subject to stock ownership limitations. Please revise to identify these limitations.

Description of Common Stock, page 41

19.   Please refer to Item 202(a) of Regulation S-K and revise to describe how the Bankruptcy Plan affects the rights of common stockholders. For instance, and without limitation, we note the fourth article of your charter concerning the Bankruptcy Plan.

Plan of Reorganization, page 44

20.   We note your disclosure that prepetition unsecured claims, other than PharmAthene's, will be fully paid in cash. Please revise your disclosure to include the amount of prepetition claims that have been paid subsequent to March 31, 2016 and the amount that remains outstanding.

21.   We refer to the last bullet point under the heading. Please revise to identify and briefly explain the material covenants and remedies provided in the Plan.

Certain Material U.S. Federal Income Tax Considerations, page 93

22.   Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or explain why you believe one is not required under the circumstances. For guidance, refer to Section III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

23.   Your disclosure on page 94 indicates that an investor's tax treatment is predicated on the assumption that the distribution of the rights is a non-taxable distribution. Accordingly, please revise to state whether the distribution of the rights is or is not a taxable distribution. With reference to the same sentence, revise the disclosure to clarify what the tax consequences "are" rather than what "should generally be." If counsel's opinion is conditioned or qualified, then ensure that such conditions and qualifications are adequately described. Refer to Regulation SK, Item 601(b)(8).

Notes to Consolidated Financial Statements

Note 3: Procurement Contract and Research Agreements

Procurement Contract, page F-30

24.   Please demonstrate to us how the development and supportive activities have standalone value from your obligation to deliver courses of Tecovirimat to the U.S. Strategic National Stockpile substantiating that these services are a separate unit of accounting consistent with your revenue recognition policy on page F-27 and the guidance in ASC 605-25-25-5a.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: James A. Grayer, Esq. – Kramer Levin Naftalis & Frankel LLP